UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-33766

AGRIA CORPORATION

12th Floor, Phase 1, Austin Tower

22-26A Austin Avenue, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AGRIA CORPORATION FORM 6-K

TABLE OF CONTENTS

SIGNATURE

Exhibit Index

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation

By:	/s/ Timothy Chow Wai Koon
Name: Timothy Chow Wai Koon
Title: Director, as duly authorized signatory

Date: August 8, 2018

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release